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                                                                    EXHIBIT 20.2

                                                           [THOMAS & BETTS LOGO]

                               THIRD QUARTER 2001
                         EARNINGS CONFERENCE CALL SCRIPT
                            TUESDAY, OCTOBER 23, 2001
                          8:00 AM CENTRAL STANDARD TIME

PATRICIA A. BERGERON
VICE PRESIDENT, INVESTOR AND CORPORATE RELATIONS

         Thank you for joining the Thomas & Betts Corporation Third Quarter 2001 conference call and webcast. I am Tricia Bergeron, vice president of investor and corporate relations. Kevin Dunnigan, our chairman and chief executive officer, and John Murphy, senior vice president and chief financial officer are with me today.

         We'll use our time together today to provide perspective on the company's progress and third quarter earnings. In our press release, we again presented our financials from two perspectives: third quarter 2001 versus second quarter 2001; and third quarter 2001 versus third quarter last year. The latter meets required SEC disclosure but the former provides a better picture of the progress we have made toward returning Thomas & Betts to profitability. Today's call will focus on the quarter over quarter performance.

         If you are not familiar with the turnaround under way at Thomas & Betts, we encourage you to read our Annual Report on Form 10-K, prior press releases, conference call scripts and other SEC disclosures beginning in the second quarter 2000. These materials help provide a background for the comments will we make today. These materials are available on our web site, WWW.TNB.COM.

         This call is being webcast and can be accessed at our website. It is also being recorded and will be available for replay through Thursday, October
25. The replay number is (973) 341-3080. PIN number 2891751.

         Kevin Dunnigan will open our discussion today, followed by John Murphy. We will then take your questions.


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T. KEVIN DUNNIGAN
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

         Good morning.

         Just over a year ago, I rejoined Thomas & Betts at what was unquestionably the low point of the company's one-hundred-and-two-year history. It has been a long, challenging year but we have made great progress in restoring T&B's competitive vitality, particularly in our core electrical business.

         We have also achieved many of the operational and financial goals we outlined a year ago, such as re-establishing a strong balance sheet and cash position and restoring discipline in how we run our business. Our success is due, in large measure, to thousands of dedicated employees who have worked tirelessly to attack and resolve problems in every area of our business.

         Unfortunately, the severe deterioration in many of our markets has rained on our parade. We have seen 13 months of steep declines in electrical equipment production, surpassing even the negative performance of overall manufacturing production. In fact, electrical equipment production is lower than at any other time since 1990, including the recession of 1991-1992.

         The soft economic conditions have extended our timeline for returning to profitability, which is disappointing, but not devastating. We remain extremely confident that we will achieve our fundamental goal - which is return Thomas & Betts to a position of competitive and financial leadership among our peers in the electrical components industry.

         Let's review our most recent results.

         Sales were down about $12 million, or about 3 percent, quarter over quarter, with July being the slowest month and sales steadily picking up steam until September 11, where we saw a blip downward. Sales did, however, partially rebound toward quarter end. We could have pushed them higher if we had chosen to respond to customer requests for price discounting and favorable terms. But we didn't and we don't intend to in the future.

         We recorded a 78 cents per share loss in the quarter, due in large part to a $40 million pre-tax charge on the sale of our American Electric(R) and Dark-to-Light(R) lighting product lines, as well as a $4.2 million decline in income from unconsolidated companies and a $4.8 million pre-tax charge for restructuring actions taken in the quarter.

         Our decision to divest the American Electric and Dark-to-Light product lines removes Thomas & Betts from the outdoor lighting markets. By this, I mean sports, flood lighting, decorative street lighting and roadway lighting. These were market segments where, in most cases, we did not have a strong position and we believe over the


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long run would not have met our financial objectives. We will, however, continue to offer a strong portfolio of emergency lighting products marketed under the Kaufel brand name. Emergency lighting products are used in industrial, commercial and institutional construction, which make them a more suitable complement to our core electrical product lines.

         We would liked to have been able to present a clean comparison without charges in the quarter, but unfortunately, fixing the business for the long-term necessitates certain actions. We had expected to offset the severance costs recorded in the quarter, but our ability to do so was affected by a softening top line.

         Excluding the effect of the $3.3 million severance costs and $3.2 million of additional asset writedowns related to the lighting sale, we held our gross margin flat quarter over quarter. Given that we continued to reduce inventory in the quarter and the decline in sales, we are pleased with this performance. We will continue to focus intensely on reducing costs and improving operating efficiency at our plants, but we will not sacrifice the discipline we've restored in managing our inventory for short-term performance. A 30 percent plus gross margin is our goal and we expect to make further progress toward this end over the next several quarters.

         Excluding $1.5 million in severance costs, SG&A as a percentage of sales would have been down slightly on a quarter-over-quarter basis. Given the soft economy, this is good, but it's not good enough. As we work through our budgets for next year, we are intensely focused on how we can reduce SG&A further. We haven't changed our goal of managing SG&A to be less than 20 percent of sales on a sustainable basis.

         Our press release adequately covers the components of "other income" so I will not rehash those items here. John Murphy will comment on liquidity and our new credit facility in just a minute.

         For those of you who listened to our last quarter conference call, I'd like to briefly comment on the "mega" project of fixing the processes associated with pricing, quoting, invoicing and collecting. Last quarter, I told you that we had already seen dramatic reductions in customer deductions, the time it takes to process claims, and the number of claims in backlog. For T&B, the net result is reduced back-room costs, higher productivity, and better cash flow. For our customers, it means we're easier to do business with.

         The last remaining hurdle was changing our pricing structure to more accurately reflect competitive realities and to provide greater flexibility in managing our product mix and profitability profile. In effect, we needed to completely overhaul prices on more than 30,000 products. This meant months of research and analysis by many, many people and we went back to the drawing board more than once to be sure that we had considered all the pertinent information.


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         We are now in the final stages of preparing the launch of the 2002 distributor-pricing program. By the end of November, the program will be rolled out with distributors prepared to implement on January first.

         I will now briefly touch on the performance of our business segments.

         In the Electrical segment, the economy again played a major role in our performance and we continue to contend with unfavorable manufacturing variances as a result of top-line pressure and our decision not to build inventory. The good news is that our service levels have never been higher. As measured by the "first fill rate" - that is how many customers orders are filled completely on the first go around - we are at 93 percent on overall stock and 98 percent on our super stock items. Super stock is the 750 top-selling products.

         In other words, customers are getting what they want when they want it. For comparison, these rates were 82 and 84 percent, respectively, last year at this time.

         Electrical segment earnings were adversely affected by a $3.2 million charge related to the sale of the lighting business, severance costs of $3.3 million and the significant decline in income from unconsolidated companies.

         Our Steel Structures business continues to perform well, despite being down slightly on a quarter-over-quarter basis. The decline in sales and earnings was largely due to the timing of certain projects and do not, we believe, reflect a softening in demand.

         We sell steel structures to utilities for high-voltage transmission. These are complex projects that typically span many months or even years. Part of the process for the utility is obtaining all the necessary right-of-way permits and other approvals. As I am sure you can appreciate, project delays are sometimes unavoidable resulting in the type of timing issues we saw this quarter.

         Our Communications segment continues to manage through the turbulence in cable TV and telecom markets. While we can't do much to affect market demand, we are doing plenty to manage the costs in this business and our success is beginning to be visible, albeit we have not yet moved from the red to the black. We have significantly reduced headcount in these areas, but it is a capital-intensive business and our fixed costs are high.

         Lastly, our HVAC segment reported better sales and earnings over the second quarter, as would be expected given the seasonal nature of this business.

         To close, I want to comment on the outlook.

         Clearly our transition will continue into 2002. With very little visibility into the future direction of the economy, it is difficult to provide guidance into how we expect future results to unfold. Rest assured that we will continue to make the changes needed


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to align our production with changing demand and move Thomas & Betts forward toward our financial profitability goals.

         Thank you very much for your continued support. I will now turn the call over to John Murphy.


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JOHN P. MURPHY
SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

        Thanks, Kevin, and good morning.

         For over a year now, we have spoken to you about our efforts to strengthen the balance sheet and improve working capital. Quarter over quarter, we have reported strong improvements in these areas and have now reached a point where future improvements in cash flow will be largely driven by operational performance.

         It is appropriate then, to step back and take a bird's eye view of what we have accomplished over the past several quarters.

         We began by establishing a reliable balance sheet position. This required us to take significant charges related to inventory and accounts receivable, among other things, in the second quarter of last year. This was a necessary, but painful, first step in initiating the company's turnaround.

         We then aggressively attacked working capital problems. Process by process, system by system, we fixed the problems that compromised our ability to effectively manage working capital. To ensure that the "fixes" stuck, we enhanced communications between plant and division management and revitalized a disciplined approach to managing inventory and accounts receivable.

         At the same time, we strengthened the financial control environment and "raised the bar" for our global financial support team. We continue to strengthen the financial function, both at headquarters and at our plants.

         We believe that these accomplishments are noteworthy. However, it is important to recognize that the company continues to be in a transitional phase. In other words, although the actions we have taken to restore solid financial footing for the company are working, our turnaround continues.

         Let's look specifically at the quarter just ended.

         Accounts receivable were down approximately $3 million in the third quarter although our Days Sales Outstanding rose slightly due to a regular seasonal dating program associated with our HVAC segment.

         Receivables associated with this program are payable in this quarter, so the impact in the fourth quarter should be positive on DSO.

         In our Electrical segment we made further solid progress in our receivables. Those of you familiar with our story know that this is the business where we had the most work to do in cleaning up the collections process and resolving an enormous backlog of


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customer disputes and claims. We have now essentially put the backlog to rest and are focusing on sustaining DSOs in line with standard terms.

         Inventory is another area where we continue to see quarter-over-quarter improvement. In the first quarter, we held inventories flat despite lower sales as we burned off the inventory that resulted from the company's past promotional efforts. In the second quarter, we reduced inventory levels by approximately $16 million compared to the end of the first quarter, despite a sales decline. In the third quarter, after allowing for the sale of the American Electric and Dark-to-Light product lines, we again reduced inventory this time by approximately $12 million despite the further decline in sales.


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         Over the past year, we have seen a significant improvement in cash flow. At the end of the third quarter, we had approximately $167 million cash, down from the second quarter largely as a result of the second quarter dividend payment. As you know, we have discontinued paying dividends effective this quarter, which will save the company approximately $64 million in cash on an annual basis.

         Capital expenditures in the quarter were $7 million, compared with $10 million in the second quarter. At the present time, we do not see the need to increase capital expenditures significantly in the foreseeable future.

         The cash proceeds from the sale of our American Electric and Dark-to-Light product lines are not included in the third quarter-end cash balance. This transaction closed on October 19, and will, therefore, be reflected in the fourth quarter.

         As Kevin mentioned, I would like to bring you up to date on the status of our back-up credit facilities.

         We have now completed negotiations on an undrawn $120 million receivable-based asset securitization facility.

         We are also in the final stages of arranging a new $100 million revolving credit facility which we expect to close within the next couple of weeks. When completed, our undrawn, back-up facilities, including those in Canada, will total approximately $240 million.

         I want to again reiterate what we said in the past: These facilities -- purely back up in nature -- are unused and we do not expect to need to use them in the foreseeable future.

         Thus, our liquidity position remains very strong and we plan to maintain that status.

         Thank you. I will now turn the call back to Tricia.


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PATRICIA A. BERGERON
VICE PRESIDENT, INVESTOR AND CORPORATE RELATIONS

         Before opening the call up for questions, I'd like to make a couple of additional comments

         Our prepared and informal comments contain time-sensitive information that is accurate only as of the date of today's live broadcast, October 23, 2001. Furthermore, these comments may contain forward-looking statements as defined by federal securities law. These forward-looking statements are subject to risks and uncertainties in our operating and economic environment and actual results could differ materially. Detail regarding these uncertainties can be found in Thomas & Betts Corporation's quarterly and annual filings with the Securities and Exchange Commission.

         This call is the property of Thomas & Betts Corporation. Any redistribution, retransmission, or rebroadcast of this call in any form without the express written consent of Thomas & Betts Corporation is strictly prohibited.

         Thank you.  We will now open the call up to questions.


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